UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 9, 2026

Commission File Number: 001-42438

COINCHECK GROUP N.V.

(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162

1012 SJ Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group”) is providing the below updates:

1.	On June 10, 2026, Coincheck Group issued a press release announcing the completion of KDDI Corporation’s strategic investment in Coincheck Group on June 9, 2026 pursuant to the previously-disclosed Share Subscription and Investor Rights Agreement entered into on May 12, 2026. The press release is furnished as Exhibit 99.1 to this report.

2.	The contents hereof will be posted to Coincheck Group’s website (https://www.coincheckgroup.com/). Coincheck Group uses its website to distribute company information, and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it to, the SEC. The information that Coincheck Group posts on its website may be deemed material; however, by filing this report, and furnishing the information on its website, Coincheck Group makes no admission as to the materiality of any such information. Investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website or related social media channels into this report.

The information under item 1 (including Exhibit 99.1) in this report is incorporated by reference into Coincheck Group’s Registration Statements on Form S-8 (File No. 333-286190) and Form F-3 (File No. 333-292562) and shall be a part thereof from the date on which such information is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press release issued by Coincheck Group N.V., dated June 10, 2026.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026	COINCHECK GROUP N.V.

	By:	/s/ Jason Sandberg
		Name:	Jason Sandberg
		Title:	Chief Financial Officer

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